07026780

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
September 13, 2007

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A

SUPPL

SEP 17 2007
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since August 1, 2007 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7619 (telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

2007 SEP 20 P 2:

Enclosures: Annex A
Annex B

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE August 1, 2007

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated August 21, 2007
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Press release dated August 30, 2007
(Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

(3) Press release dated August 30, 2007
(Attached hereto as Exhibit A-3 and the original document in Japanese is Exhibit B-3)

(4) Press release dated August 31, 2007
(Attached hereto as Exhibit A-4 and the original document in Japanese is Exhibit B-4)

(5) Press release dated August 31, 2007
(Attached hereto as Exhibit A-5 and the original document in Japanese is Exhibit B-5)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on Registration for Stock Options dated August 31, 2007
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-6)

(2) Securities Registration Statement for Stock Options dated August 31, 2007
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-7)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Report on Registration for Stock Options

Pursuant to the Securities and Exchange law of Japan, a report on registration for offering the stock acquisition rights as stock options must be filed every time the company decided to offer stock options for company directors or employees and the aggregate offering price of which is ¥100 million or more. Report is filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for one year.

August 31, 2007–Amendment of report is filed due to the determination of the paid-in amount for stock acquisition rights. The paid-in amount per stock acquisition rights is 3,063,000 yen.

(2) Securities Registration Statement for Stock Options

Pursuant to the Securities and Exchange law of Japan, securities registration statement on offering of the stock acquisition rights as stock options must be filed every time the company decided to offer stock options for outsider (including oversea affiliate's employee) and the aggregate offering price of which is ¥100 million or more. Report is filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for one year.

August 31, 2007– Amendment of statement was filed due to the determination of the exercise price for stock acquisition rights as stock options. The exercise price per stock acquisition rights is 3,446,000 yen.

Exhibit A-1

Kao Corporation

Notice Regarding the Dissolution of a Subsidiary

August 21, 2007

Kao Corporation hereby makes the following announcement: Kao Corporation has decided to dissolve and liquidate its consolidated subsidiary, Kao Finance Netherlands B.V.

1. Overview of Kao Finance Netherlands B.V.

Corporate name:	Kao Finance Netherlands B.V.
Business activities:	Financing for and providing loans to its affiliated companies in Europe
Date established:	July 22, 1994
Registered place of business:	Amsterdam, The Netherlands
Representative:	Shinichi Mita
Paid-in capital:	272 thousand Euro
Fiscal year end:	December 31
Shareholder:	Kao Corporation 100%
Employees:	0 (as of June 30, 2007)

2. Reason for the Dissolution

Kao Finance Netherlands B.V. had accomplished the purposes for which it was established, and no future role is anticipated. Hence, the dissolution of Kao Finance Netherlands B.V. has been decided.

3. Schedule

Kao Finance Netherlands B.V. will start liquidation procedures without delay on or after August 2007.

4. Effect on business results

There will be negligible effects on the consolidated and non-consolidated business results of Kao Corporation.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

Kao Corporation

Notice Regarding the Determination of Persons to be Allotted Stock Options ("Share Remuneration Type Stock Options") and the Number of Such Stock Options

August 30, 2007

Kao Corporation (the "Company") hereby makes the following announcement: pursuant to the resolution made at the meeting of the Board of Directors held on July 24, 2007 regarding the details concerning the offering of stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options to the members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as the Company's members of the Board of Directors ("Company D&O") and the offering of stock acquisition rights to the subscribers of the relevant stock acquisition rights as announced on July 24, 2007 in the "Notice Regarding Allotment of Stock Options ("Share Remuneration Type Stock Options")," the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved: persons to be allotted stock acquisition rights and the number of such stock acquisition rights are as follows pursuant to Article 243 of the Corporation Law.

1. Persons to be Allotted Stock Acquisition Rights and the Number of Such Stock Acquisition Rights:

   39 stock acquisition rights (each stock acquisition right will be 1,000 shares) for 27 Company D&O

   Details: Members of the Board of Directors of the Company
   13 persons 25 stock acquisition rights

   Executive Officers of the Company who do not also Serve as the Company's Members of the Board of Directors
   14 persons 14 stock acquisition rights

2. Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights Allotted to Company D&O:

   39,000 shares of the Company's common stock

Reference:
"Notice Regarding Allotment of Stock Options ("Share Remuneration Type Stock Options")" dated July 24, 2007

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-3

Kao Corporation

Notice Regarding the Determination of Persons to be Allotted Stock Options and the Number of Such Stock Options

August 30, 2007

Kao Corporation (the "Company") hereby makes the following announcement: pursuant to the resolution made at the meeting of the Board of Directors held on July 24, 2007 regarding the details concerning the offering of stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options to the employees of the Company and members of the Board of Directors and employees of the Company's affiliated companies (collectively, "Employees") and the offering of stock acquisition rights to the subscribers of the relevant stock acquisition rights as announced on July 24, 2007 in the "Notice Regarding Allotment of Stock Options," the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved: persons to be allotted stock acquisition rights and the number of such stock acquisition rights are as follows pursuant to Article 243 of the Corporation Law.

1. Persons to be Allotted Stock Acquisition Rights and the Number of Such Stock Acquisition Rights:

   430 stock acquisition rights (each stock acquisition right will be 1,000 shares) for 82 Employees

   Details: Employees of the Company
   78 persons 408 stock acquisition rights

   Members of the Board of Directors of the Company's Affiliated Companies
   4 persons 22 stock acquisition rights

2. Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights Allotted to Employees:

   430,000 shares of the Company's common stock

Reference:
"Notice Regarding Allotment of Stock Options" dated July 24, 2007

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-4

Kao Corporation

Notice Regarding the Determination of the Paid-in Amount for Stock Options ("Share Remuneration Type Stock Options") and Other Related Items

August 31, 2007

Kao Corporation (the "Company") hereby makes the following announcement: subsequent to the "Notice Regarding the Determination of Persons to be Allotted Stock Options ("Share Remuneration Type Stock Options") and the Number of Such Stock Options" on August 30, 2007 regarding the meeting of the Board of Directors held on the date thereof, which resolved the persons to be allotted stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options to the members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as the Company's members of the Board of Directors ("Company D&O") and the number of such stock acquisition rights, on the date hereof, the paid-in amount for such stock acquisition rights and other related items were determined as follows.

1. Paid-in Amount for Stock Acquisition Rights:

Per stock acquisition right	3,063,000 yen
Per share	3,063 yen

The payment due for such paid-in amount shall be set off against an equivalent amount of the Company D&O's remuneration to be paid by the Company.

2. Total Amount of the Aggregate Paid-in Amount for Stock Acquisition Rights and the Aggregate Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

119,496,000 yen

References:

(1) "Notice Regarding Allotment of Stock Options ("Share Remuneration Type Stock Options")" dated July 24, 2007

(2) "Notice Regarding the Determination of Persons to be Allotted Stock Options ("Share Remuneration Type Stock Options") and the Number of Such Stock Options" dated August 30, 2007

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-5

Kao Corporation

Notice Regarding the Determination of the Exercise Price for Stock Options and Other Related Items

August 31, 2007

Kao Corporation (the "Company") hereby makes the following announcement: subsequent to the "Notice Regarding the Determination of Persons to be Allotted Stock Options and the Number of Such Stock Options" on August 30, 2007 regarding the meeting of the Board of Directors held on the date thereof, which resolved the persons to be allotted stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options to the employees of the Company and members of the Board of Directors of the Company's affiliated companies and the number of such stock acquisition rights, on the date hereof, the exercise price for such stock acquisition rights and other related items were determined as follows.

1. Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

Per stock acquisition right	3,446,000 yen
Per share	3,446 yen (the "Exercise Price")

The Exercise Price is equal to the product of: 1.05; and the average of the daily closing prices (including both the bid/offer indications) of common stock of the Company in regular transactions at the Tokyo Stock Exchange for thirty consecutive trading days (excluding the days on which no transactions are made) commencing on the 45th trading day prior to the day after the allotment date, with any fraction less than one yen rounded up to the nearest yen.

2. Total Amount of the Aggregate Paid-in Amount for Stock Acquisition Rights and the Aggregate Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

1,481,780,000 yen

References:

(1) "Notice Regarding Allotment of Stock Options" dated July 24, 2007

(2) "Notice Regarding the Determination of Persons to be Allotted Stock Options and the Number of Such Stock Options" dated August 30, 2007

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B-1

平成１９年８月２１日

各　位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

子会社の解散に関するお知らせ

当社は、当社の連結子会社である花王ファイナンス・ネザーランズ社を解散及び清算することにいたしましたので、下記のとおりお知らせいたします。

記

1．花王ファイナンス・ネザーランズ社の概要

商号	Kao Finance Netherlands B.V.
事業内容	欧州における資金調達及び当社グループ会社に対する融資
設立年月日	平成６年７月22日
本店所在地	オランダ国　アムステルダム
代表者	三田　慎一
資本金	272千ユーロ
決算期	12月31日
株主構成	花王株式会社　　100%
従業員数	０名（平成19年６月30日現在）

2．解散の理由

当該会社はその事業を既に終了しており、また別の目的で利用する予定もないため、解散することといたしました。

3．今後の日程

平成19年８月以降、速やかに清算手続きをする予定です。

4．業績に与える影響

当社業績及び連結業績に与える影響は軽微であります。

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話03-3660-7041～7042

Exhibit B-2

平成１９年８月３０日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

ストックオプション（株式報酬型）の割当対象者及び割当数決定に関するお知らせ

当社は、平成 19 年 7 月 24 日開催の取締役会において、当社取締役及び当社取締役を兼務しない当社執行役員（以下、「当社取締役等」といいます。）に対してストックオプションとして発行する新株予約権の募集事項等を決定し、当該新株予約権を引き受ける者の募集をすること等につき決議したことを、同日付にて「ストックオプション（株式報酬型）の割当てに関するお知らせ」として公表いたしましたが、本日開催の取締役会において、会社法第 243 条の規定に基づき、当該新株予約権の割当てを受ける者及び割り当てる新株予約権の数を下記のとおり決議いたしましたので、お知らせいたします。

記

１．割当てを受ける者及び割り当てる新株予約権の数
当社取締役等 27 名に対して 39 個（新株予約権１個当たりの目的である株式の数は 1,000 株）

内訳：当社取締役	13 名	25 個
当社取締役を兼務しない当社執行役員	14 名	14 個

２．当社取締役等に割り当てる新株予約権の目的である株式の種類及び数
当社普通株式 39,000 株

（ご参考）
・平成 19 年 7 月 24 日付「ストックオプション（株式報酬型）の割当てに関するお知らせ」

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-3

平成１９年８月３０日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

ストックオプションの割当対象者及び割当数決定に関するお知らせ

当社は、平成19年7月24日開催の取締役会において、当社使用人並びに関係会社の取締役及び使用人（以下、「当社従業員等」といいます。）に対してストックオプションとして発行する新株予約権の募集事項等を決定し、当該新株予約権を引き受ける者の募集をすること等につき決議したことを、同日付にて「ストックオプションの割当てに関するお知らせ」として公表いたしましたが、本日開催の取締役会において、会社法第243条の規定に基づき、当該新株予約権の割当てを受ける者及び割り当てる新株予約権の数を下記のとおり決議いたしましたので、お知らせいたします。

記

１．割当てを受ける者及び割り当てる新株予約権の数
当社従業員等82名に対して430個（新株予約権1個当たりの目的である株式の数は1,000株）

内訳：	当社使用人	78名	408個
	当社関係会社取締役	4名	22個

２．当社従業員等に割り当てる新株予約権の目的である株式の種類及び数
当社普通株式 430,000株

（ご参考）
・平成19年7月24日付「ストックオプションの割当てに関するお知らせ」

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-4

平成１９年８月３１日

各　位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

ストックオプション（株式報酬型）の払込金額等確定に関するお知らせ

当社は、平成19年８月30日開催の取締役会において、当社取締役及び当社取締役を兼務しない当社執行役員（以下、「当社取締役等」といいます。）に対してストックオプションとして発行する新株予約権の割当てを受ける者及び割り当てる新株予約権の数を決議したことを、同日付にて「ストックオプション（株式報酬型）の割当対象者及び割当数決定に関するお知らせ」として公表いたしましたが、本日、当該新株予約権の払込金額等が、下記のとおり確定いたしましたので、お知らせいたします。

記

１．新株予約権の払込金額
　新株予約権１個当たり　3,063,000円
　１株当たり　3,063円
　ただし、当該払込金額は当社に対する当社取締役等の報酬債権の対当額をもって相殺されます。

２．新株予約権の払込金額の総額に新株予約権の行使に際して出資される財産の価額の合計額を合算した金額
　119,496,000円

（ご参考）
（１）平成19年７月24日付「ストックオプション（株式報酬型）の割当てに関するお知らせ」
（２）平成19年８月30日付「ストックオプション（株式報酬型）の割当対象者及び割当数決定に関するお知らせ」

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話03-3660-7041～7042

Exhibit B-5

平成１９年８月３１日

各　位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

ストックオプションの行使価額等確定に関するお知らせ

当社は、平成 19 年８月 30 日開催の取締役会において、当社使用人及び関係会社の取締役に対してストックオプションとして発行する新株予約権の割当てを受ける者及び割り当てる新株予約権の数を決議したことを、同日付にて「ストックオプションの割当対象者及び割当数決定に関するお知らせ」として公表いたしましたが、本日、当該新株予約権の行使価額等が、下記のとおり確定いたしましたので、お知らせいたします。

記

１．新株予約権の行使に際して出資される財産の価額
新株予約権１個当たり　　　3,446,000 円
１株当たり　　　　　　　　3,446 円（行使価額）
行使価額は、新株予約権の割当日の翌日に先立つ 45 取引日目に始まる 30 取引日（取引が成立しない日を除く。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。）の平均値に 1.05 を乗じて得た金額であり、１円未満の端数は切り上げたものです。

２．新株予約権の払込金額の総額に新株予約権の行使に際して出資される財産の価額の合計額を合算した金額
1,481,780,000 円

（ご参考）
（１）平成 19 年７月 24 日付「ストックオプションの割当てに関するお知らせ」
（２）平成 19 年８月 30 日付「ストックオプションの割当対象者及び割当数決定に関するお知らせ」

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-6

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成19年８月31日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　脊木　和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　脊木　和義
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【臨時報告書の訂正報告書の提出理由】

平成19年７月24日付をもって提出した臨時報告書の記載事項のうち、「発行価格」、「発行価額の総額」が確定しましたので、証券取引法第24条の５第５項の規定に基づき、臨時報告書の訂正報告書を提出するものであります。

2【訂正事項】

訂正箇所は＿＿罫で示しております。

(3) 発行価格

（訂正前）

各新株予約権の払込金額は、次式のブラックショールズモデルにより以下の基礎数値に基づき算出した１株当たりのオプション価格に付与株式数を乗じた金額とする。

$$C = Se^{-qT}N(d) - Xe^{-rT}N\left(d - \sigma\sqrt{T}\right)$$

ここで、

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

ⅰ　１株当たりのオプション価格（C）

ⅱ　株価（S）：平成19年８月31日の東京証券取引所における当社普通株式の普通取引の終値（終値がない場合は、翌取引日の基準値段）

ⅲ　行使価格（X）：１円

ⅳ　予想残存期間（T）：4.5年

ⅴ　ボラティリティ（σ）：4.5年間（平成15年２月28日から平成19年８月31日まで）の各週の最終取引日における当社普通株式の普通取引の終値に基づき算出した株価変動率

ⅵ　無リスクの利子率（r）：残存年数が予想残存期間に対応する国債の利子率

ⅶ　配当利回り（q）：１株当たりの配当金（平成19年３月期の実績配当金）÷上記ⅱに定める株価

ⅷ　標準正規分布の累積分布関数（N（・））

（訂正後）

新株予約権１個当たり　3,063,000円

（１株当たり　3,063円）

(4) 発行価額の総額

（訂正前）

未定

（訂正後）

119,496,000円

Exhibit B-7

【表紙】

【提出書類】	有価証券届出書の訂正届出書
【提出先】	関東財務局長
【提出日】	平成19年８月31日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　　青木　和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　　青木　和義
【届出の対象とした募集有価証券の種類】	新株予約権証券
【届出の対象とした募集金額】	その他の者に対する割当　0円 発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額 1,481,780,000円 （注）１．本募集は平成19年６月28日開催の当社定時株主総会の決議及び、平成19年７月24日開催の当社取締役会決議に基づき、ストックオプションを目的として、新株予約権を発行するものであります。 ２．募集金額は、ストックオプションとしての目的で発行することから無償で発行するものといたします。
【安定操作に関する事項】	該当事項はありません。
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【有価証券届出書の訂正届出書の提出理由】

平成19年７月24日付をもって提出した有価証券届出書の記載事項のうち、「新株予約権の行使時の払込金額」、「新株予約権の行使により株式を発行する場合の株式の発行価額の総額」、「新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額」及び「新規発行による手取金の額」が平成19年８月31日に確定したこと及び平成19年８月31日に臨時報告書の訂正報告書を提出したことに伴い、これらに関連する事項を訂正するために有価証券届出書の訂正届出書を提出するものであります。

2【訂正事項】

第一部　証券情報

第１　募集要項

１　新規発行新株予約権証券

(2) 新株予約権の内容等

新株予約権の行使時の払込金額の欄

新株予約権の行使により株式を発行する場合の株式の発行価額の総額の欄

２　新規発行による手取金の使途

(1) 新規発行による手取金の額

第二部　参照情報

第１　参照書類

3【訂正箇所】

訂正箇所は＿＿＿線で示しております。

第一部【証券情報】

第1【募集要項】

1【新規発行新株予約権証券】

(2)【新株予約権の内容等】

新株予約権の行使時の払込金額の欄

(訂正前)

新株予約権の行使時の払込金額	各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額(以下、「行使価額」という。)に付与株式数を乗じて得た金額とする。 行使価額は、新株予約権の割当日(平成19年8月31日)の翌日に先立つ45取引日目に始まる30取引日(取引が成立しない日を除く。以下同じ。)の東京証券取引所における当社普通株式の普通取引の終値(気配表示を含む。以下同じ。)の平均値に1.05を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日(平成19年8月31日)の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。ただし、(注)2.の定めにより行使価額の調整を受けることがある。

(訂正後)

新株予約権の行使時の払込金額	3,446,000円(1株当たり3,446円) 各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額(以下、「行使価額」という。)に付与株式数を乗じて得た金額とする

新株予約権の行使により株式を発行する場合の株式の発行価額の総額の欄

(訂正前)

新株予約権の行使により株式を発行する場合の株式の発行価額の総額	1,401,800,000円とする。 (新株予約権の行使により株式を発行する場合の発行価額の総額は、本有価証券届出書提出時の見込額(平成19年7月23日時点の東京証券取引所における当社普通株式の終値を基準とする)である。)

(訂正後)

新株予約権の行使により株式を発行する場合の株式の発行価額の総額	1,481,780,000円

2【新規発行による手取金の使途】

(1)【新規発行による手取金の額】

(訂正前)

払込金額の総額(円)(注)1.	発行諸費用の概算額(円)(注)2.	差引手取概算額(円)
1,401,800,000	1,000,000	1,400,800,000

(注)1.払込金額の総額は、本有価証券届出書提出時の見込額である。

2.発行諸費用の概算額には、消費税等は含まれていない。

(訂正後)

払込金額の総額(円)	発行諸費用の概算額(円)(注)	差引手取概算額(円)

1,481,780,000	1,000,000	1,480,780,000

（注）発行諸費用の概算額には、消費税等は含まれていない。

（注）1.の全文削除

第二部【参照情報】

第1【参照書類】

会社の概況及び事業の概況等、証券取引法第5条第1項第2号に掲げる事項については、以下に掲げる書類を参照して下さい。

（訂正前）

1【有価証券報告書及びその添付書類】

事業年度　第101期（自　平成18年4月1日　至　平成19年3月31日）平成19年6月28日関東財務局長に提出

2【訂正報告書】

訂正報告書（上記1　有価証券報告書の訂正報告書）を平成19年7月2日関東財務局長に提出

3【臨時報告書】

1の有価証券報告書提出後、本有価証券届出書提出日（平成19年7月24日）までに、証券取引法第24条の5第4項ならびに企業内容等の開示に関する内閣府令第19条第2項第2号の2の規定に基づく臨時報告書を平成19年7月24日に関東財務局長に提出

（訂正後）

1【有価証券報告書及びその添付書類】

事業年度　第101期（自　平成18年4月1日　至　平成19年3月31日）平成19年6月28日関東財務局長に提出

2【訂正報告書】

訂正報告書（上記1　有価証券報告書の訂正報告書）を平成19年7月2日関東財務局長に提出

3【臨時報告書】

1の有価証券報告書提出後、本有価証券届出書提出日（平成19年7月24日）までに、証券取引法第24条の5第4項ならびに企業内容等の開示に関する内閣府令第19条第2項第2号の2の規定に基づく臨時報告書を平成19年7月24日に関東財務局長に提出

4【訂正報告書】

訂正報告書（上記3　臨時報告書の訂正報告書）を平成19年8月31日関東財務局長に提出

END